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Stefan Clulow Direct (416) 862-5695 stefan.clulow@golwlings.com File No. 07368780

March 13, 2009

Zi Corporation
2100, 840 - 7th Ave. S.W.
Calgary, AB  T2P 3G2

To the Board of Directors of Zi Corporation:

Re:    Information Circular dated March 13, 2009

We hereby consent to the inclusion of, and reference to, our opinions contained under "Certain Canadian Federal Income Tax Considerations for Zi Shareholders" in the information circular of Zi Corporation dated March 13, 2009 with respect to the proposed arrangement involving Zi Corporation, Nuance Communications, Inc., Nuance Acquisition ULC and the securityholders of Zi Corporation.

This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the above-referenced information circular or in any other similar document and is not to be relied upon for any other purpose.

Yours very truly,

GOWLING LAFLEUR HENDERSON LLP

/s/ Stefan Clulow
Stefan Clulow

SC:jm

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